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SECURI 08029612

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 46612

SEC
Mail Processing
Section

MAR 20 2008

Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HFR Investments, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2024 S. Wabash Ave., Suite 401
(No. and Street)

Chicago	Illinois	60616
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Tucker (312) 808-9540
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/15

OATH OR AFFIRMATION

I, Philippe Leopando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

HFR Investments, Inc., as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President, Secretary and Treasurer

Title

Subscribed and sworn to before me
this 11th Day of March 19 2008
in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HFR INVESTMENTS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2007

HFR INVESTMENTS, INC.
(an Illinois Corporation)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2007

Contents

VICTORIAM · CORONAT · CHRISTUS
MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Stockholder
HFR Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HFR Investments, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFR Investments, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 13 through 15 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael J. Liccar & Co., P.C.
Certified Public Accountants

Chicago, Illinois
March 11, 2008

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2007

Assets

Cash in bank	$ 262,110
Fees receivable	68,625
Prepaid assets	6,611
Illinois personal property replacement taxes receivable - deferred	1,200
Total assets	$ 338,546

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 31,033
Illinois personal property replacement taxes payable - current	6,600
Total liabilities	$ 37,633

Stockholder's Equity

Common stock, at stated value, (1,000 shares authorized, 110 shares issued and outstanding)	$ 100
Additional Paid in Capital	38,400
Retained earnings	262,413
Total stockholder's equity	$ 300,913
Total liabilities and stockholder's equity	$ 338,546

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2007

Revenue		
Fee income	$	799,615
Other income		35,000
Interest income		4,391
Total revenue	$	839,006
Expenses		
Director's fees	$	312,500
Compensation and related benefits		66,380
Professional fees		31,847
Rent and occupancy		14,400
Regulatory fees		7,242
Communications		3,078
Insurance		1,707
Office		71
Other		41,806
Total expenses	$	479,031
Income before provision/(credit) for income taxes	$	359,975
Provision for income taxes: Illinois personal property replacement tax - current		6,600
Provision for income taxes: Illinois personal property replacement tax - deferred		(1,200)
Net income	$	354,575

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Statement of Changes in Stockholder's Equity			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2007	$ 100	$ 38,400	$ 148,538	$ 187,038
Net income	-	-	354,575	354,575
Distributions to stockholder	-	-	(240,700)	(240,700)
Balance at December 31, 2007	$ 100	$ 38,400	$ 262,413	$ 300,913

The accompanying notes are an integral part of these financial statements.

HFR INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows Provided By Operating Activities:

Net income		$ 354,575
Adjustments to reconcile net income to net cash used in operating activities:		
Net change in:		
Fees receivable	$ 65,363	
Prepaid assets	157	
Illinois personal property replacment taxes receivable - deferred	(1,200)	
Accounts payable and accrued expenses	17,143	
Illinois personal property replacment taxes payable-current	6,600	
Total adjustments		$ 88,063
Net cash provided by operating activities		$ 442,638

Cash Flows (Applied To) Financing Activities:

Distributions to shareholder	$ (240,700)	
Net cash (applied to) financing activities		$ (240,700)
Net increase in cash		$ 201,938
Cash Balance December 31, 2006		$ 60,172
Cash Balance December 31, 2007		$ 262,110

The accompanying notes are an integral part of these financial statements

HFR INVESTMENTS, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
The Company was incorporated on August 11, 1993 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly known as National Association of Securities Dealers, Inc. ("NASD")). Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company entered into a lease agreement for office space, which either party can cancel on two months notice.

Rent expense for the year ended December 31, 2007 was approximately $14,000.

NOTE 3 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2007 the Company had net capital requirements and net capital of $5,000 and $224,477, respectively.

The net capital requirements could effectively restrict the payment of cash distributions, the purchase by the Company of its own stock and the making of unsecured loans to the shareholders.

NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFR INVESTMENTS, INC. **as of December 31, 2007**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	300,913	3480
2.	Deduct ownership equity not allowed for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				300,913	3500
4.	Add:					
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
	B. Other (deduction) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	300,913	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 76,436	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600			
	D. Other deductions and/or charges		3610		(76,436)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	224,477	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (list)		3736		0	3740
10.	Net Capital			$	224,477	3750

Non-allowable assets:		
Fees receivable	$	68,625
Prepaid assets		6,611
Illinois personal property replacement taxes receivable - deferred		1,200
Total	$	76,436

Reconciliation between unuadited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A (AMENDED)	$	251,377
Increase in accounts payable - affiliate		(15,300)
Increase in accounts payable		(5,000)
Illinois personal property replacement tax payable - current		(6,600)
Net capital per audited financial statements	$	224,477

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
HFR INVESTMENTS, INC. **as of December 31, 2007**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,509	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	219,477	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	220,714	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition					$	37,633	3790
17.	Add:							
	A.	Drafts for immediate credit	$		3800			
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C.	Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness					$	37,633	3840
20.	Percentage of aggregate indebtedness to net capital (line 19+by line 10)					%	16.76%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					%	0.00%	3860

See Independent Auditors' Report.

HFR INVESTMENTS, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

as of December 31, 2007

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
HFR Investments, Inc.
Chicago, Illinois

We have examined the financial statements of HFR Investments, Inc. for the year ended December 31, 2007, and issued our report thereon dated March 11, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 921 · 6604 Fax (312) 922 · 0315
www.liccar.com

procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted below, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

At December 31, 2007, accruals for certain revenue and expenses were not maintained in the books and records of the Company such that the related monthly net capital computation was prepared substantially on a cash basis. Generally accepted accounting principles and Rule15c3-1 under the Securities Exchange Act of 1934, as Amended, require that the Company's books and records and the monthly net capital computation be maintained on the accrual basis of accounting. The Company filed an amended FOCUS Report to reflect these accruals. The Company should recognize all accruals, prepare its books and records as well as monthly net capital computation on an accrual basis and that management review such computations to ensure compliance with this policy.

In the Financial Industry Regulatory Authority's ("FINRA") (formerly known as National Association of Securities Dealers) Examination Report, we noted that the

Company filed its September 30, 2006 and December 31, 2006 quarterly FOCUS Reports late and incorrectly recorded two assets as allowable which resulted in an overstatement of its net capital at each quarter. Rule17a-5 (a)(2)(iii) and Rule15c3-1 under the Securities Exchange Act of 1934, as Amended, requires that the Company file its FOCUS Report in seventeen business days from the end of quarter and properly classify certain balances as non-allowable. Furthermore, the Company is currently late with the December 31, 2007 certified annual report which is required to be filed in sixty days from fiscal year end. The Company should prepare and implement policies and procedures to ensure that it files its quarterly Focus Report and Independent Auditors' Report within the required time under Securities Exchange Act of 1934, as Amended, and that it properly classifies the Company's account balances. Management must ensure that such reports are filed in the required time frame and that such reports contain the proper classification of its balances.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the FINRA and should not be used for any other purpose.

[signature] P.C.

Certified Public Accountants

Chicago, Illinois
March 11, 2008

END